Exhibit 99.1

Missfresh Announces Receipt of Minimum Bid Price Notice from Nasdaq

BEIJING, June 04, 2022 (GLOBE NEWSWIRE)—Missfresh Limited (NASDAQ: MF) (“Missfresh” or the “Company”), an innovator and leader in China’s neighborhood retail industry, today announced that it has received a written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated June 2, 2022, indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until November 29, 2022, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by November 29, 2022, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period.

The Nasdaq notification letter does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

About Missfresh

Missfresh Limited is an innovator and leader in China’s neighborhood retail industry. The Company invented the Distributed Mini Warehouse (DMW) model to operate an integrated online-and-offline on-demand retail business focusing on offering fresh produce and fast-moving consumer goods (FMCGs). Through the “Missfresh” mobile application and Mini Program embedded in third-party social platforms, consumers can easily purchase quality groceries at their fingertips and have the finest products delivered to their doorstep in 37 minutes, on average.

Leveraging its core capabilities, Missfresh launched an intelligent fresh market business in the second half of 2020. This innovative business model is dedicated to standardizing and transforming fresh markets into smart fresh malls. Missfresh has also built up a full stack of proprietary technologies that empower a wide range of participants in the neighborhood retail business, such as supermarkets, fresh markets and local retailers, to jumpstart and efficiently operate their business digitally.

For more information, please visit: http://ir.missfresh.cn.

Safe Harbor Statements

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Missfresh Limited

Investor Relations

Tel: +86 (10) 5954-4422

Email: ir@missfresh.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: missfresh@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: missfresh@tpg-ir.com